Exhibit (a)(1)(D)

JMP GROUP LLC

OFFER TO PURCHASE FOR CASH
UP TO A MAXIMUM OF 3,000,000 SHARES
REPRESENTING LIMITED LIABILITY COMPANY INTERESTS
AT A PURCHASE PRICE OF $3.25 PER SHARE,
HAVING AN AGGREGATE PURCHASE PRICE OF $9,750,000

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M.,
NEW YORK TIME ON MARCH 20, 2020, UNLESS THE OFFER IS EXTENDED.
JMP GROUP LLC MAY EXTEND THE OFFER PERIOD AT ANY TIME.

CUSIP #46629u107

February 24, 2020

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

JMP Group LLC, a Delaware limited liability company (“JMP”), is offering to purchase up to a maximum of 3,000,000 shares representing limited liability company interests at a purchase price of $3.25 per share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer”), as specified by shareholders tendering their shares, or such lesser amount of shares as are properly tendered.

JMP will not purchase fractional shares in the Offer. The total number of shares purchased by JMP will be rounded down to the largest number of whole shares.

JMP’s Offer is being made upon the terms and subject to the conditions set forth in its Offer to Purchase, dated February 24, 2020, and in the related Letter of Transmittal which, together with the Offer to Purchase, as they may be amended and supplemented from time to time, constitute the Offer.

Only shares properly tendered and not properly withdrawn will be purchased. However, because of the proration provisions described in the Offer to Purchase, all the shares may not be purchased if shares in excess of 3,000,000 shares are properly tendered. All shares tendered and not purchased and shares not purchased because of proration will be returned at JMP’s expense as soon as practicable following the expiration date.

JMP reserves the right, in its sole discretion, to purchase more than 3,000,000 shares pursuant to the Offer, subject to applicable law.

The Offer is not conditioned on any minimum number of shares being tendered. The Offer is, however, subject to other conditions described in the Offer to Purchase.

If the number of shares tendered is in excess of 3,000,000 shares, JMP will purchase shares on a pro rata basis (subject to the “odd lot” priority as described in Section 1 of the Offer to Purchase) from all shareholders who properly tendered shares, with appropriate adjustments to avoid purchases of fractional shares.

For your information and for forwarding to your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

●	Offer to Purchase, dated February 24, 2020;

●

Letter that you may send to your clients for whose accounts you hold shares registered in your name or in the name of your nominee, with space provided for obtaining those clients’ instructions with regard to the Offer;

●	Letter of Transmittal for your use and for the information of your clients (together with accompanying instructions and Substitute Form W-9);

●

Notice of guaranteed delivery to be used to accept the Offer if the share certificates and all other required documents cannot be delivered to the depositary before the expiration date or if the procedure for book-entry transfer cannot be completed before the expiration date; and

●	Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. The Offer and withdrawal rights will expire at 11:59 p.m., New York time, on March 20, 2020, unless the Offer is extended. Shares tendered in the Offer may be withdrawn at any time before the expiration date and, unless JMP has already accepted the shares for payment after the Offer expires, may also be withdrawn any time after 11:59 p.m., New York time, on April 17, 2020.

No fees or commissions will be payable to brokers, dealers, commercial banks, trust companies or any person for soliciting tenders of shares under the Offer (other than fees paid to the dealer manager and the information agent as described in the Offer to Purchase). JMP will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to the beneficial owners of shares held by you as a nominee or in a fiduciary capacity. JMP will pay or cause to be paid any share transfer taxes applicable to its purchase of shares, except as otherwise provided in the Offer to Purchase and Letter of Transmittal.

In order to properly tender shares under the Offer, a shareholder must do EITHER (1) OR (2) below:

(1)	Provide that the depositary receives the following before the Offer expires:

●	either (a) certificates for the shares or (b) a confirmation of receipt for the shares pursuant to the procedure for book-entry transfer described in Section 3 of the Offer to Purchase;

●

either (a) a properly completed and executed Letter of Transmittal or a manually executed facsimile of it, including any required signature guarantees or (b) an “agent’s message” of the type described in Section 3 of the Offer to Purchase in the case of a book-entry transfer; and

●	any other documents required by the Letter of Transmittal.

(2)	Comply with the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase.

Any inquiries you may have with respect to the Offer should be addressed to the information agent, D.F. King & Co., Inc., at its address and telephone number set forth on the back page of the Offer to Purchase.

Additional copies of the enclosed material may be obtained from D.F. King & Co., Inc., by calling (212) 269-5550, toll-free (800) 622-1569 or emailing jmp@dfking.com.

Very truly yours,
JMP Securities LLC

Enclosures

Nothing contained herein or in the enclosed documents shall constitute you or any other person the agent of JMP Group LLC, the dealer manager, the information agent or the depositary or any affiliate of the foregoing, or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the documents enclosed herewith and the statements contained therein.